(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Hereford Street Trust 245 Summer Street Boston MA 02210 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 4, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Hereford Street Trust
Request for Withdrawal of Registration Statement on Form N-14
File No. 333-201774

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Fidelity Hereford Street Trust (the "Trust") hereby requests the withdrawal of the above-mentioned Registration Statement on Form N-14 (the "Registration Statement") that was originally filed with the Securities and Exchange Commission (the "SEC") on January 30, 2015 (Accession Number 0001193125-15-026973). The Trust is requesting such withdrawal because the Registration Statement failed to include the correct series identifiers for the acquiring fund. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement. It is therefore in the best interest of the Trust and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the Registration Statement be deemed granted as of the date it is filed with the SEC unless the Trust receives notice from the SEC that this application will not be granted.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/Scott C. Goebel
Scott C. Goebel
Secretary